

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 8, 2010

<u>Via U.S. Mail</u>

Ms. Angeliki Frangou, Chief Executive Officer
Navios Maritime Holdings Inc.
85 Akti Miaouli Street
Piraeus, Greece 185 38

   Re: **Navios Maritime Holdings Inc.**
      Form 20-F for the year ended December 31, 2009
      Filed March 16, 2010
      File No. 001-33311

Dear Ms. Frangou:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

          Sincerely,

          Linda Cvrkel
          Branch Chief